FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2008

SADIA S.A.

By:/s/Welson Teixeira Junior
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Name: Welson Teixeira Junior
Title: Investor Relations Director

SADIA S.A.

CNPJ nº 20.730.099/0001-94

A Publicly-Held Company

CALL NOTICE

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

The Shareholders of Sadia S.A. are invited to attend the Extraordinary General Meeting of Shareholders to be held on September 29, 2008, at 2:00 p.m., at its main address at Rua Senador Attílio Fontana No. 86, in Concórdia-SC. The purpose of this meeting is to discuss and make a resolution about the following Order of Business and pertinent Remarks:

a) Discussion of the proposal submitted by the Board of Directors, for the absorption of Avícola Buriti Alegre Ltda;

b) Approval of the appointment of a specialist company to prepare the corresponding appraisal report;

c) Examination of the appraisal report and resolution about the merger by absorption.

General Instructions:

1. proxies for the general meeting shall be received at the São Paulo Administrative Center at Rua Fortunato Ferraz, nº 529/659, Gate 2, 2nd. floor, Vila Anastácio -São Paulo-SP, Investors Relations Management, no later than 05:00 p.m., September 25, 2008.

2. the shareholders will find at their disposal, at the Company's headquarters and at the site www.sadia.com.br, the documentation on the matters to be appreciated at the extraordinary general meeting of shareholders, in compliance with Paragraph 3 of article 135 of Law 6404/76 and CVM Instruction 319, of 12.03.1999, amended by CVM Instructions Nos. 320/99 and 349/01.

São Paulo, August 27, 2008.

WALTER FONTANA FILHO

Chairman of the Board of Directors